SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 (Amendment No.)


                           Blue Dolphin Energy Company
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                                (Name of Issuer)


                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                    095395208
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                                 (CUSIP Number)


                                  Arne Blystad
                                Haakon VII gt. 1
                                0161 Oslo, Norway
                                 +47 23 11 82 70
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 8, 2006
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095395208
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Spencer Finance Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     842,743

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     842,743

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     842,743

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.3%

14.  TYPE OF REPORTING PERSON*

     IV

CUSIP No. 095395208
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Arne Blystad

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     842,743

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     842,743

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     842,743

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.3%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 095395208
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Spencer Energy AS

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     586,743

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     586,743

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     586,743

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%

14.  TYPE OF REPORTING PERSON*

     IV

CUSIP No. 095395208
          ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     Blue Dolphin Energy Company (the "Issuer"), Common Stock, $0.01 par value (the "Shares")

     The address of the issuer is 801 Travis, Suite 2100, Houston, Texas 77002.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by Spencer Finance Corp. ("Spencer Finance"), Arne Blystad, a shareholder of Spencer Finance and Spencer Energy AS ("Spencer Energy"), a subsidiary of Spencer Finance (each of the Spencer Finance, Arne Blystad and Spencer Energy may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

Spencer Finance is a Liberian holding company. Arne Blystad is a Norwegian citizen. Spencer Energy is a Norwegian corporation. The principal business address for each of Spencer Finance, Arne Blystad and Spencer Energy is Haakon VII gt. 1, 0161 Oslo, Norway.

     (d) Arne Blystad has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof Spencer Finance may be deemed to beneficially own 842,743 Shares.

As of the date hereof Arne Blystad may be deemed to beneficially own 842,743 Shares.

As of the date hereof Spencer Energy may be deemed to beneficially own 586,743 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, Spencer Finance may be deemed to be the beneficial owner of 842,743 Shares, constituting 7.3% of the Shares of the Issuer, based upon 11,559,643 Shares outstanding.

     Spencer Finance has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 842,743 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 842,743 Shares.

     Spencer Finance specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Arne Blystad may be deemed to be the beneficial owner of 842,743 Shares, constituting 7.3% of the Shares of the Issuer, based upon 11,559,643 Shares outstanding.

     Arne Blystad has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 842,743 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 842,743 Shares.

     Arne Blystad specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Spencer Energy may be deemed to be the beneficial owner of 586,743 Shares, constituting 5.1% of the Shares of the Issuer, based upon 11,559,643 Shares outstanding.

     Spencer Energy has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 586,743 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 586,743 Shares.

     Spencer Energy specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(c) There have been no transactions in the class of securities reported on that were effected in the past sixty days.

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Item 6.  Contracts, Arrangements,  Understandings or Relationships with  Respect to Securities of the Issuer.

         N/A.

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Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Spencer Finance Corp.

By: /s/ Arne Blystad
    --------------------


/s/ Arne Blystad
--------------------
Arne Blystad


Spencer Energy AS

By: /s/ Arne Blystad
    --------------------


April 9, 2007



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D dated April 9, 2007 relating to the Common Stock, $0.01 par value of Blue Dolphin Energy Company shall be filed on behalf of the undersigned.


Spencer Finance Corp.

By: /s/ Arne Blystad
    --------------------


/s/ Arne Blystad
--------------------
Arne Blystad


Spencer Energy AS


By: /s/ Arne Blystad
    --------------------



April 9, 2007







SK 25820 0001 762915